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                                                                    Exhibit 4.25

(GEAC LOGO)
GEAC COMPUTER CORPORATION LIMITED
11 Allstate Parkway, Suite 300
Markham, Ontario L3R 9T8
Tel:  905.475.0525



July 2, 2003


Ms. Donna de Winter

Dear Donna:

This letter confirms your employment as Vice President, Financial Affairs of Geac Computer Corporation Limited ("GEAC") effective August 5, 2003.

You shall serve Geac faithfully to the best of your ability and shall throughout the term of your employment devote your full working time and attention to the business and affairs of Geac and shall use your best efforts to maintain and advance that business.

REPORTING OBLIGATION

As Vice President, Financial Affairs, you will report to the President and Chief Executive Officer of Geac, or as directed by the Board of Directors. It is understood and agreed that time is of the essence in the delivery of corporate information to the President and Chief Executive Officer.

DETAILS OF YOUR REMUNERATION

1.       BASE SALARY:

You will be paid a base salary of $250,000 per annum, subject to annual review. This will be paid in semi-monthly installments subject to all proper withholding taxes and any deductions attributable to your required or elective contributions to the benefits provided by Geac, including the benefits referred to in Section 3 of this letter. All references to dollar amounts herein are in Canadian dollars, unless otherwise indicated.

2.       BONUS:

Your bonus will be in an amount consistent with other Geac executives holding similar positions, responsibilities and scope. The bonus formula will allow for all or part of the calculation to be based on target objectives.
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3.       GROUP BENEFITS:

You will be entitled to receive and participate in all of Geac's standard employee benefit plans. All such benefits will be provided to you by Geac's Canadian providers.

4.       VACATION:

During each year of your employment with Geac you will be entitled to 4 weeks paid vacation to be taken at mutually agreeable times.

STOCK OPTIONS

Subject to approval of Geac's Board of Directors, you will be granted options (the "Options") to acquire 75,000 common shares of Geac at an exercise price per share determined by the Board. These Options will be granted subject to Geac's Stock Option Plan VI. The Options shall vest in four equal instalments commencing on the first anniversary of the date of grant and ending on the fourth anniversary of the date of grant. The Options shall have a term of ten years from the date of grant.

The granting of additional Options, if any, shall be at the discretion of the Board of Directors.

VOLUNTARY RESIGNATION

If you wish to resign voluntarily, you shall provide Geac with at least 30 days' prior written notice, which shall set out a proposed date of resignation. Geac may elect to require you to remain in its employment for all or part of the notice period, or may require that you resign immediately. Upon the date of your resignation, Geac shall pay you all unpaid salary and shall pay any unpaid bonus provided that the conditions for payment of the bonus have been met. Upon the date of your resignation the vesting of Options shall cease and you will have no entitlement to pay or benefits beyond the date of resignation. This paragraph shall be subject to, and shall not apply in the case of resignation following a Change in Control described in the paragraphs hereafter set forth concerning a Change in Control.

TERMINATION FOR CAUSE

If you are guilty of any conduct constituting just Cause (as hereinafter defined) for dismissal, Geac may terminate your employment by providing you with written notice of termination and your employment and your rights under this Agreement shall terminate on the day the notice is delivered to you. Upon termination for Cause you shall be paid all unpaid salary owing to you, the vesting of Options shall cease. You will have no entitlement to pay or benefits beyond the date of termination.

As used in this Agreement, the term "CAUSE" shall mean (a) your material failure substantially to perform your duties with Geac (other than any such failure resulting from your incapacity due to physical or mental illness) that continues for more than 30 days after a written demand for substantial performance is delivered to you by the Chief Executive Officer of Geac, which
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demand specifically identifies the manner in which Geac believes that you have not substantially performed your duties, (b) the willful engaging by you in conduct which is materially injurious to Geac or any of its affiliates, monetarily or otherwise, (c) your conviction of any crime, other than routine traffic violations or (d) your engaging in any business which materially competes with any material business of Geac or any of its affiliates.

TERMINATION FOR ANY REASON OTHER THAN CAUSE

Geac shall have the right to terminate your employment at any time for any reason other than Cause. You shall be entitled to receive on the date of termination a lump sum cash payment (the "TERMINATION PAYMENT") in an amount equal to (a) your base salary received or receivable by you in respect of the immediately preceding year plus (b) either (i) the average of the bonuses paid or payable to you with respect to each of the three preceding years or (ii) if you have been employed by Geac for fewer than three years at the time of your termination, the average of the bonuses paid or payable to you with respect to each of the years in which you have worked for Geac. Subject to the agreement of the carrier or carriers, Geac will also maintain all of your benefits of employment, except for your short- and long-term disability benefits, for a period of 12 months from the date of termination. You will be paid, credited or reimbursed, as the case may be, for all unpaid salary (including credit for any vacation earned but not taken), all unpaid bonuses, all accrued bonuses (such bonuses to be determined on a proportionate basis having regard to the proportion of the fiscal year which has elapsed), expenses, benefits and other amounts payable to you or earned by you up to the termination date. All payments and amounts will be subject to statutory and other required deductions and withholdings. The vesting of Options shall cease on the date of termination and you shall have the right to exercise Options vested prior to that date for a period of 30 days from the date of termination (provided that in no event shall the period during which you may exercise Options exceed the Option Period of ten years).

It is agreed that the payments and benefits described in this paragraph are in full and final satisfaction of any and all claims associated with the termination of your employment under the Employment Standards Act, 2000, any other relevant statute or at common law.

CHANGE IN CONTROL AND CHANGE AFFECTING YOUR EMPLOYMENT

1. In the event of a Change in Control and a Change Affecting Your Employment within 12 months of a Change in Control, you may elect to resign from Geac within 120 days of the Change in Control and Change Affecting Your Employment. In the event of your resignation, you will be provided with the following:

         (a) On the effective date of your resignation, Geac will pay you the Termination Payment, calculated as though such effective date was the effective date of the termination of your employment by Geac for a reason other than Cause; and

         (b) Subject to the agreement of the carrier or carriers, Geac will maintain all benefits of employment for a period of 12 months from the date of termination.
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2.       In such event, you will also be paid, credited or reimbursed, as the case may be, for all unpaid salary (including credit for any vacation earned but not taken), all unpaid bonuses, all accrued bonuses (such bonuses to be determined on a proportionate basis having regard to the proportion of the fiscal year which has elapsed), expenses, benefits and other amounts payable to you or earned by you up to the date of resignation. Also, in such event, all unvested Stock Options previously granted shall become fully vested and you shall have the right to exercise those Options for a period of 30 days from the date of resignation (provided that in no event shall the period during which you may exercise Options exceed the Option Period of ten years).

3. In no case will you be entitled to both a payment for termination for any reason other than cause and for a termination in the event of a Change in Control and Change Affecting Your Employment.

For the purposes of this Letter Agreement, "Change in Control" and "Change Affecting Your Employment" are defined as set out in Schedule "A".

PROPERTY OF GEAC

All equipment, material, written correspondence, memoranda, communication, reports, or other documents pertaining to the business of Geac or its affiliates used or produced by you in connection with your employment, or in your possession or under your control, shall at all times remain the property of Geac and its affiliates. You shall return all property of Geac and its affiliates in your possession or under your control in good condition within one week of a request by Geac, or within one week of the termination of your employment.

NON-DISCLOSURE

You agree to be bound by the terms of the Agreement Respecting Confidentiality, Exclusivity and Non-Solicitation attached hereto as Schedule "B".

RESIGNATION AS OFFICER AND DIRECTOR

You covenant and agree that, upon any notice of your resignation from Geac or termination of your employment being given, you shall forthwith tender your resignation from all offices and directorships then held by you at Geac or any of its subsidiaries and affiliates, such resignation to be effective immediately, or at such other date as may be mutually agreed to by you and Geac, and you shall not be entitled to receive any severance payment or compensation for loss of office or otherwise by reason of the resignation, other than what has been provided elsewhere in this Agreement. If you fail to resign as set out above, you will be deemed to have resigned from all offices and directorships, and Geac is hereby authorized by you to appoint any person in your name and on your behalf to sign any documents or do any things necessary or required to give effect to such resignation.
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CHOICE OF LAW

This Agreement shall be deemed to have been made in and shall be construed in accordance with the laws of the Province of Ontario, Canada.

SUBMISSION TO ARBITRATION

It is hereby agreed that any dispute or controversy in connection with this Agreement, including its interpretation, will be conclusively settled by submission to arbitration (the "ARBITRATION") in accordance with the Arbitrations Act (Ontario), as amended from time to time. The Arbitration will be conducted before a single arbitrator mutually agreeable to the parties (the "ARBITRATOR"). Each party will be responsible for their own legal costs incurred at the Arbitration. The cost of the Arbitrator will be shared subject to Geac's agreement to reimburse you for your share of the Arbitrator's costs in the event you are largely successful at the Arbitration.

NOTICES

Any notice required or permitted hereunder shall be deemed to be delivered on the date of actual delivery, if delivered personally, or on the date four days after mailing, if delivered by registered mail. In the case of postal disruption, delivery shall be made by way of personal delivery.

LEGAL COSTS

Geac shall pay, or at your option, shall reimburse you for, the reasonable legal fees up to $2,500 (including taxes and disbursements) incurred by you in connection with the drafting and negotiation of this Agreement.

ENTIRE AGREEMENT

This Agreement contains the entire agreement between us with respect to the subject matter hereof. Any and all other oral or written representations, agreements, arrangements or understandings between us are hereby terminated.

                                    * * * * *

We trust that the above will be acceptable to you and we ask that you indicate your acceptance of this offer by signing the enclosed copy of this letter and returning it to my attention by July 4, 2003. This offer becomes null and void should the signed acceptance not be received by that date.
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Donna, we look forward to welcoming you to the Geac team.

Sincerely,


GEAC COMPUTER CORPORATION LIMITED

By:                "Charles S. Jones"
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            Charles S. Jones
            Chairman


ACCEPTED:

          "Donna de Winter"                     July 2/03
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Donna de Winter                                 Date
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                                  SCHEDULE "A"

"CHANGE IN CONTROL" means the occurrence of one or more of the following events:

1. The sale, lease or transfer, in one or a series of related transactions, of all or substantially all of Geac's assets considered on a consolidated basis to any person or company or combination of persons or companies;

2. The adoption of a plan relating to the liquidation or dissolution of Geac;

3. The acquisition by any person or company or combination of persons or companies acting jointly or in concert of a direct or indirect interest in more than 50 percent of the ownership of Geac or the voting power of the voting shares of Geac by way of a purchase, merger or consolidation or otherwise (other than a creation of a holding company that does not involve a change in the beneficial ownership of Geac as a result of such transaction);

4. The amalgamation, merger or consolidation of Geac with or into another corporation or the amalgamation or merger of another corporation into Geac with the effect that immediately after such transaction the shareholders of Geac immediately prior to such transaction hold less than 50 percent of the total voting power of all securities generally entitled to vote in the election of directors, managers or trustees of the person surviving such amalgamation, merger or consolidation; or

5. During any period of two consecutive years, individuals who at the beginning of such period constitute the entire Board of Directors of Geac shall cease for any reason to constitute a majority thereof unless the election, or the nomination for election by Geac's stockholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period or who, themselves, were approved during such period by the requisite two-thirds vote specified above.

"CHANGE AFFECTING YOUR EMPLOYMENT" means any of the following circumstances which are not accepted by you during the 90-day period immediately following the date on which you become aware of such circumstances:

1. Any change to your employment conditions with Geac which would significantly reduce the nature or status of your responsibilities;

2. A reduction by Geac in your annual compensation as of the date of the Change in Control;
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3.       The failure by Geac to continue in effect for your benefit any perquisites or participation in any employee benefit plan to which other employees of Geac are entitled, to the same extent to which any other employees enjoy such benefits;

4. Any other change which would constitute "constructive dismissal" under applicable law; or

5. Any change in the location of the principal office of Geac which causes you to substantially increase your travel time or relocate.
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                                  SCHEDULE "B"

     AGREEMENT RESPECTING CONFIDENTIALITY, EXCLUSIVITY AND NON-SOLICITATION

1.       Confidential Information

"CONFIDENTIAL INFORMATION" means information disclosed to me or acquired by me as a result of my employment with Geac Computer Corporation Limited ("GEAC") and includes but is not limited to information relating to Geac and its affiliates' products or developments of new or improved products, marketing strategy, sales or business plans, the names and information about Geac and its affiliates' past, present and prospective customers (to whom Geac or an affiliate has made a proposal during the course of my employment) and clients, trade secrets and any other information which is not in the public domain and which information can be reasonably deemed confidential information whether or not such information is explicitly identified as being confidential. "Confidential Information" shall not include:

         (a) Information that was known by me at the time it was disclosed to me by Geac or an affiliate or was acquired by me; or

         (b) Information that is or becomes publicly known or otherwise enters the public domain through no wrongful act of mine; or

         (c) Information that is received by me from a third party which has no obligation to maintain it in confidence; or

         (d) Information that is developed independently by me without use of any Confidential Information.

2.       Use and Disclosure

While employed by Geac and following the termination of my employment, I shall not, directly or indirectly, in any way use or disclose to any person any Confidential Information. I agree and acknowledge that Confidential Information of Geac and its affiliates is the exclusive property of Geac and its affiliates and I shall hold all such Confidential Information in trust for Geac and its affiliates. I confirm and acknowledge my fiduciary duty to use my best efforts to protect all Confidential Information; not to misuse such information; and to protect such Confidential Information from any misuse, misappropriation, harm, or interference by others in any manner whatsoever.

3.       Geac and Affiliates' Property

Upon ceasing employment with Geac, I will immediately turn over to Geac all property then in my possession or under my control belonging to Geac or its affiliates, or any past, present or prospective customer, client, supplier or business partner of Geac or an affiliate.
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4.       Exclusivity and Dedication

During the period of my employment with Geac:

(a) I shall devote my entire working time during the regular business hours assigned to my position with attention to such duties as may be assigned to me by Geac. During such time I shall faithfully and diligently serve and endeavour to further the interests of Geac and its affiliates;

(b)      I agree that I shall not engage in or become connected with:

         i)       any other business during my regular business hours at Geac;
                  or

         ii) any business which is in competition with Geac or any of its affiliates at any time.

5.       Conflicts

My employment with Geac does not now and shall not in the future conflict with any obligations or interests that I have with any other person, business, organization or former employer. I agree to notify Geac in writing immediately upon having any knowledge to the contrary of any conflict or potential conflict.

6.       Non-Solicitation of Customers

I agree that during the term of this Agreement and for a period of 1 year immediately following the termination of my employment with Geac, I shall not, on my own behalf or on behalf of any person, firm, partnership, association, corporation or business organization, entity or enterprise, directly or indirectly, solicit, contact, call upon, communicate or attempt to communicate with any customer or prospective customer of Geac or any of its affiliates or any representative of any customer or prospective customer of Geac or any of its affiliates, with a view to the sale or provision of any deliverable or service competitive or potentially competitive with any deliverable or service sold or provided or under development by Geac or any of its affiliates at any time during the 1 year immediately preceding the effective date of the termination of my employment; provided, however, that nothing herein shall prevent me from soliciting, contacting, calling upon or communicating with any customer or prospective customer of Geac or any of its affiliates that is a pre-existing customer of any new employer of mine.

7.       Non-Solicitation of Employees

I agree that while I am employed by Geac, and for a period of 1 year following the termination of my employment with Geac, I shall not directly or indirectly, solicit, induce or attempt to induce any employee of Geac or any of its affiliates into leaving the Company's employment, nor shall I directly or indirectly participate in any organization's recruitment or hiring of employees of Geac or any of its affiliates; provided, however, that nothing herein shall prevent me from soliciting for employment the person who is my executive assistant immediately prior to the termination of my employment with Geac.
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8.       Term

This Agreement shall become effective when signed and shall terminate upon the termination of my employment with Geac, except that paragraphs 1, 2, 3, 6 and 7 shall survive such termination.

9.       Severability

I acknowledge that each paragraph of this Agreement is separate from each other paragraph of this Agreement and if any one paragraph is found to be invalid, it shall not invalidate the remainder of this Agreement.

10.      Jurisdiction

This Agreement shall be interpreted in accordance with the laws of the jurisdiction in which it is signed.

11.      Independent Legal Advice

I acknowledge I have read and understood this Agreement and have had the opportunity to obtain independent legal advice prior to the execution of this Agreement. In the event that I did not obtain such advice, I shall not use the absence of such advice in an attempt to obviate, alter, sever or otherwise terminate this Agreement or any part thereof.

12.      Entire Agreement

This Agreement shall supersede any previous confidentiality agreement or similar understanding which I may have had with Geac or any of its affiliates. Any amendments to this Agreement must be made in writing and signed by both Geac and me.

DATED at Markham, this fifth day of August, 2003.

        "Donna de Winter"                                "Carol Casselman"
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Donna de Winter                                      (Witness)


                                                          Carol Casselman
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